August 19, 2024

Ngee Woon Lim
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village, Prek Ho Commune,
Takhmao Town, Kandal Province,
Kingdom of Cambodia

       Re: Kandal M Venture Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 5, 2024
           CIK No. 0002024656
Dear Ngee Woon Lim:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 25, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 5, 2024
General

1. We note that you have experienced supply chain disruptions due to congestion and delays across global shipping networks. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
 August 19, 2024
Page 2
Compensation of Directors and Executive Officers, page 109

2. We note your response to comment 10. Please provide the disclosure required by Item
       4(a) of Form F-1 and Item 6.B.1 of Form 20-F with respect to your executive officers.

       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.